SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549


                                                     Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 1995, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees' Savings Plan, 355 Tetuan Street, Old San Juan, Puerto Rico 00901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

                         THE PROCTER & GAMBLE COMMERCIAL
                         COMPANY EMPLOYEES' SAVINGS PLAN


                 Financial Statements and Supplemental Schedules for the Years Ended December 31, 1995 and 1994 and Independent Auditors' Report

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN




TABLE OF CONTENTS
- --------------------------------------------------------------------------


                                                                     Page

Independent Auditors' Report                                           1

Financial statements:

     Statement of Net Assets Available for Benefits
          as of December 31, 1995                                      2

     Statement of Net Assets Available for Benefits
          as of December 31, 1994                                      3

     Statement of Changes in Net Assets Available for Benefits
          for the Year Ended December 31, 1995                         4

     Statement of Changes in Net Assets Available for Benefits
          for the Year Ended December 31, 1994                         5

     Notes to Financial Statements                                    6-7


Supplemental Schedules:

     Schedule I - Item 27a - Assets Held for Investment as of
          December 31, 1995                                            8

     Schedule II - Item 27d - Reportable Transactions for the
          Year Ended December 31, 1995                                 9

INDEPENDENT AUDITORS' REPORT


To the Committee of
The Procter & Gamble Commercial Company
Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The accompanying supplemental schedules of (1) assets held for investment as of December 31, 1995 and (2) reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information by fund and these accompanying schedules are the responsibility of the Plan's management. Such supplemental information by fund and accompanying schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/S/DELOITTE & TOUCHE LLP
- ------------------------
DELOITTE & TOUCHE LLP
San Juan, Puerto Rico

May 31, 1996



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
- --------------------------------------------------------------------------


                                                 SUPPLEMENTAL INFORMATION BY FUND
                                          -------------------------------------------

                                                                        THE PROCTER
                                                                         & GAMBLE
                                                                          COMPANY
                                           FIXED                          COMMON
                                          INCOME    GROWTH    EQUITY       STOCK
                                           FUND      FUND      FUND        FUND        TOTAL
INVESTMENTS:
  Master trust investments
     at fair value (Notes 2 and 3):
     Fixed Income Fund - 10,650.67
        units (cost - $121,761)           $141,769  $ -       $ -       $ -            $  141,769
     Growth Fund - 34,440.19 units
       (cost - $405,431)                             483,202                              483,202
     Equity Fund - 26,643.96 units
       (cost - $315,575)                                       335,719                    335,719
     The Procter & Gamble Company
       Common Stock Fund - 7,990
       units (cost - $521,863)                                           663,170          663,170
                                          --------  --------  --------  --------       ----------

  Total master trust investments
     at fair value                         141,769   483,202   335,719   663,170        1,623,860
                                          --------  --------  --------  --------       ----------


CONTRIBUTIONS RECEIVABLE
  FROM:
     Plan participants                       1,829     6,821     4,914     5,533           19,097
     Plan sponsor                                                          5,172            5,172
                                          --------  --------  --------  --------       ----------

     Total contributions receivable          1,829     6,821     4,914    10,705           24,269
                                          --------  --------  --------  --------       ----------

NET ASSETS AVAILABLE FOR
  BENEFITS                                $143,598  $490,023  $340,633  $673,875       $1,648,129
                                          --------  --------  --------  --------       ----------
                                          --------  --------  --------  --------       ----------

See notes to financial statements.



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994
- --------------------------------------------------------------------------


                                                 SUPPLEMENTAL INFORMATION BY FUND
                                          -------------------------------------------

                                                                        THE PROCTER
                                                                         & GAMBLE
                                                                         COMPANY
                                           FIXED                         COMMON
                                          INCOME    GROWTH    EQUITY     STOCK
                                           FUND      FUND      FUND      FUND          TOTAL
INVESTMENTS:
  Master trust investments
     at fair value (Notes 2 and 3):
     Fixed Income Fund - 8,588.756
     units (cost - $94,886)               $ 92,587  $ -       $ -       $ -            $ 92,587
     Growth Fund - 21,540.079 units
       (cost - $235,525)                             236,083                            236,083
     Equity Fund - 18,597.853 units
       (cost - $216,696)                                       209,606                  209,606
     The Procter & Gamble Company
       Common Stock Fund - 4,372.135
       units (cost - $255,165)                                           271,118        271,118
                                          --------  --------  --------  --------       --------

  Total master trust investments
     at fair value                          92,587   236,083   209,606   271,118        809,394
                                          --------  --------  --------  --------       --------


CONTRIBUTIONS RECEIVABLE
  FROM:
     Plan participants                       2,542     5,490     5,209     3,622         16,863
     Plan sponsor                                                          4,636          4,636
                                          --------  --------  --------  --------       --------

     Total contributions receivable          2,542     5,490     5,209     8,258         21,499
                                          --------  --------  --------  --------       --------

NET ASSETS AVAILABLE FOR
  BENEFITS                                $ 95,129  $241,573  $214,815  $279,376       $830,893
                                          --------  --------  --------  --------       --------
                                          --------  --------  --------  --------       --------

See notes to financial statements.



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
- ---------------------------------------------------------------------------------------------------

                                                 SUPPLEMENTAL INFORMATION BY FUND
                                        --------------------------------------------------

                                                                               THE PROCTER
                                                                               & GAMBLE
                                                                               COMPANY
                                         FIXED                                  COMMON
                                        INCOME       GROWTH       EQUITY        STOCK
                                         FUND         FUND         FUND          FUND           TOTAL

MASTER TRUST INVESTMENT
  INCOME:
     Net appreciation in fair value
       of investments (Note 3)          $ 22,297     $ 77,207     $ 27,229     $125,212         $  251,945
     Interest and dividends                2,432        7,516        3,542       10,396             23,886
                                        --------     --------     --------     --------         ----------
TOTAL MASTER TRUST
  INVESTMENT INCOME                       24,729       84,723       30,771      135,608            275,831
                                        --------     --------     --------     --------         ----------

TRANSFER FROM OTHER FUNDS                 (9,271)       7,149      (25,153)      27,275
                                        ---------    --------     ---------    --------         ----------

CONTRIBUTIONS:
  Plan participants                       55,912      172,934      146,126      114,018            488,990
  Plan sponsor                                                                  132,859            132,859
                                        --------     --------     --------     --------         ----------

     Total contributions                  55,912      172,934      146,126      246,877            621,849
                                        --------     --------     --------     --------         ----------

DISTRIBUTION TO PARTICIPANTS             (22,901)     (16,356)     (25,926)     (15,261)           (80,444)
                                        ---------    ---------    ---------    ---------        -----------

NET INCREASE                              48,469      248,450      125,818      394,499            817,236

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING OF YEAR           95,129      241,573      214,815      279,376            830,893
                                        --------     --------     --------     --------         ----------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR               $143,598     $490,023     $340,633     $673,875         $1,648,129
                                        --------     --------     --------     --------         ----------
                                        --------     --------     --------     --------         ----------

See notes to financial statements.



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------

                                                   SUPPLEMENTAL INFORMATION BY FUND
                                        ------------------------------------------------

                                                                             THE PROCTER
                                                                              & GAMBLE
                                                                              COMPANY
                                         FIXED                                 COMMON
                                        INCOME      GROWTH      EQUITY         STOCK
                                         FUND        FUND        FUND           FUND          TOTAL

MASTER TRUST INVESTMENT
  INCOME:
    Net appreciation (depreciation)
     in fair value of investments
     (Note 3)                           $ (2,369)   $    (40)   $ (7,322)    $ 16,853         $  7,122
   Interest and dividends                                                       2,211            2,211
                                        --------    --------    --------     --------         --------

TOTAL MASTER TRUST
  INVESTMENT
  INCOME                                  (2,369)        (40)     (7,322)      19,064            9,333
                                        --------    --------    --------     --------         --------


CONTRIBUTIONS:
  Plan participants                       70,478     177,286     163,676       85,112          496,552
  Plan sponsor                                                                133,386          133,386
                                        --------    --------    --------     --------         --------

    Total contributions                   70,478     177,286     163,676      218,498          629,938
                                        --------    --------    --------     --------         --------

DISTRIBUTIONS TO PARTICIPANTS             (4,440)     (8,708)     (9,437)      (5,724)         (28,309)

NET INCREASE                              63,669     168,538     146,917      231,838          610,962

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                                 31,460      73,035      67,898       47,538          219,931
                                        --------    --------    --------     --------         --------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR               $ 95,129    $241,573    $214,815     $279,376         $830,893
                                        --------    --------    --------     --------         --------
                                        --------    --------    --------     --------         --------

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- ---------------------------------------------------------------------------
1.      DESCRIPTION OF THE PLAN

        The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") is a voluntary defined contribution plan available for all regular, full-time employees of The Procter & Gamble Commercial Company, who are residents of Puerto Rico, have completed one year of service, and whose conditions of employment are not subject to a collective bargaining agreement, unless such agreement provides to the contrary. The Plan was established effective November 1, 1993 and is sponsored by The Procter & Gamble Commercial Company (the "Company"). Employees may contribute, through payroll deductions, from 1% to 10% of their compensation. The Company makes matching contributions to the Plan for each pay period equal to 40% of the first 5% of compensation the participant elects to contribute to the Plan. Forfeitures of non-vested Company contributions are used to reduce future Company contributions to the Plan. Participants are always 100% vested in their personal contributions and any earnings thereon. Participants become 100% vested in the Company matching contributions on their behalf upon the occurrence of any of the following events: completion of five years of service with the Company; attaining age 65; total disability while employed by the Company or death while employed by the Company. Upon participants' termination or retirement, their vested account balance will be paid in a single lump sum in cash or in Procter & Gamble common stock. If participants terminate employment before retirement and the account balance in their Company matching contributions account exceeds $3,500, it will not be distributed to the participants until their 65th birthday, unless participants and their spouse (if applicable) consent in writing to an earlier distribution. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

        Under the provisions of the Plan, participating employees may elect to invest their contributions in one or more of the following master trust investment funds that are administered by Oriental Bank & Trust (the "Trustees"):

        FIXED INCOME FUND - Invests in fixed income obligations including short-term securities issued or guaranteed by the United States government. This fund intends to obtain high interest rates through low risk short-term investments while preserving the principal.

        GROWTH FUND - Invests in diversified growth stocks of large United States and multinational companies whose earnings have been increasing consistently over the years. This fund seeks a long-term capital growth.

        EQUITY FUND - Invests in common stocks of large United States and multinational companies. This fund seeks long-term capital growth by participating in the growth of the economy.

        THE PROCTER & GAMBLE COMPANY COMMON STOCK FUND - Invests solely in common stock of The Procter & Gamble Company.

        All of the Plan's investment options under the Oriental Master Trust invest solely in Fidelity Investments funds with similar investment objectives.

2.      SIGNIFICANT ACCOUNTING POLICIES

        VALUATION OF INVESTMENTS - All investments are stated at fair value.

        PLAN EXPENSES - All expenses incurred in administering the Plan may be paid out of the invested assets unless paid by the Company.

3.      INVESTMENTS

        At December 31, 1995 and 1994, the Plan owned 2.6, 6.2 and 4.8 percent and 3.4, 10.3 and 8.18 percent of the total current value of the investments of the Fixed Income Fund, Growth Fund and Equity Fund, respectively.

        Investment income and the net appreciation (depreciation) in the fair value of the investments held by the Oriental Master Trust are allocated to the participating defined contribution plans based on each plan's proportional interest in the fair value of such investments.

4.      PARTY IN INTEREST INVESTMENTS AND TRANSACTIONS

        The Procter & Gamble Commercial Company is a party-in-interest, as defined by ERISA. There were no prohibited party-in-interest investments or transactions for the years ended December 31, 1995 and 1994.

5.      INCOME TAXES

        The Plan is exempt from Puerto Rico income taxes under the provisions of
        Section 165 (a) and (e) of the Puerto Rico Income Tax Act of 1954 ("ITA"), as amended. The Plan is not qualified under Section 401(a) of the Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is required to operate in conformity with the ITA to maintain its qualification.

        The Plan participants are not taxed on the income and contributions made for their accounts until such time as the participant or the participant's beneficiary receives distributions from the Plan.

                                * * * * * *



SCHEDULE I


THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1995
- ---------------------------------------------------------------------------


IDENTITY OF ISSUE                       UNITS          COST          FAIR VALUE

Fixed Income Fund                    10,650.67       $  121,761     $  141,769

Growth Fund                          34,440.19          405,431        483,202

Equity Fund                          26,643.96          315,575        335,719

The Procter & Gamble Company
  Common Stock Fund                   7,990.00          521,863        663,170
                                                     ----------     ----------

Total master trust investments                       $1,364,630     $1,623,860
                                                     ----------     ----------
                                                     ----------     ----------



SCHEDULE II

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995
- ---------------------------------------------------------------------------


                                                                    SELLING
                                                                    PRICE OR
                           NUMBER OF     NUMBER OF     PURCHASE     MATURITY     NET GAIN
                           PURCHASES       SALES        PRICE        VALUE       (LOSS)

Fixed Income Fund          12                          $ 56,625     $  -         $  -

Growth Fund                12                           171,857

Equity Fund                12                           146,528

The Procter & Gamble
  Company Common Stock
  Fund                     12                           244,069
                                                       --------     ------       ------

Total                                                  $619,079     $  -         $  -
                                                       --------     ------       ------
                                                       --------     ------       ------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        The Procter & Gamble Commercial
                                        Company Employees' Savings Plan



DATE  June 26, 1996                     /S/BEATRIZ RADA
     -------------------------          ----------------------------------
                                        Beatriz Rada
                                        For the Savings Plan Committee,
                                        Administrator of The Procter &
                                        Gamble Commercial Company
                                        Employees' Savings Plan

                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche               11